August 27, 2013

Anne Nguyen Parker

Accounting Branch Chief

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P.
Registration Statement on Form S-4
Filed July 1, 2013
File No. 333-189741
Current Report on Form 8-K
Filed February 22, 2013
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Response dated July 19, 2013
File No. 1-35317

Dear Ms. Nguyen Parker:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 8, 2013 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Registration Statement on Form S-4

Selected Historical Financial Data, page 39

1.	We note from your presentation that you regard Adjusted EBITDA as a performance measure that is most directly comparable to the GAAP measure of net income or loss. Please expand your disclosure within footnote (1) of your selected financial data to clarify in further specificity the reasons you believe presenting this non-GAAP measure provides useful information regarding your financial condition and results of operations. For example, explain how your non-GAAP measures are helpful to investors in understanding your operating performance and how these measures assist investors in comparing your results to other companies, given that you also disclose that your measures may not be comparable to the non-GAAP measures reported by other companies.

Letter to Anne Nguyen Parker

August 27, 2013

Response: The Registrant acknowledges the Staff’s comment, and notes that it is organized as a master limited partnership which, in accordance with its limited partnership agreement, is required to distribute 100% of its available cash (“Available Cash”) to its unitholders and general partner on a quarterly basis. Available Cash is defined within the Registrant’s limited partnership agreement to be the sum of cash and cash equivalents available at the end of a quarterly period, less cash reserves (“Cash Reserves”) established by the Registrant’s general partner on the date of determination of Available Cash. Cash Reserves may include reserves for the proper conduct of the business, including working capital, operating expenses, future capital expenditures, and cash distributions for the next 4 quarterly periods, among other items. The Registrant refers to Available Cash prior to the establishment of any cash reserves as Distributable Cash Flow (“DCF”). Over time, the common practice for MLPs, in the opinion of management of the Registrant, was to determine quarterly DCF by calculating EBITDA, adjusting it for non-cash, non-recurring and other appropriate items to achieve Adjusted EBITDA, and then deducting cash interest expense and maintenance capital expenditures.

While MLPs are required to determine their DCF and cash distributions on a quarterly basis, they strive and expect to maintain their current cash distribution in future quarterly periods, and expect to only increase such cash distributions when future DCF amounts allow for it and can be sustained. As such, MLP investors and analysts adjust for certain non-cash, non-recurring and other items when evaluating DCF so as to evaluate the enterprise’s reported DCF against expectations. While certain non-recurring items such as acquisition costs are common practice, an MLP’s exclusion of other non-recurring items or the inclusion of other items may be specific to its business – ultimately, investors and analysts will determine whether the adjustment of non-recurring and other items is useful in their evaluation of the enterprise’s performance. The reconciliation of non-GAAP measures to their GAAP equivalent and the adequate description of the reconciling items is essential to the evaluation of non-recurring and other items and, as such, an MLP’s performance. The Registrant believes that its methodology of calculating DCF is generally consistent with the practices employed by other MLPs through review of its peers’ filings.

While DCF is ultimately the most important metric for determining cash distributions for the quarterly period, investors and analysts utilize Adjusted EBITDA as an operating performance metric which excludes financing and capital costs for the enterprise. As such, Adjusted EBITDA is calculated by MLPs in the same manner as DCF with regard to treatment of non-cash and non-recurring items. Furthermore, Adjusted EBITDA is a metric that is utilized within the Registrant’ credit facility covenant calculations and by bond investors and analysts to measure its performance with regard to total leverage, which is generally calculated as the ratio of total debt to Adjusted EBITDA. As such, the Registrant believes presenting this non-GAAP measure provides useful information regarding its financial condition and results of operations.

Letter to Anne Nguyen Parker

August 27, 2013

In response to the Staff’s comment, the Registrant proposes to revise the disclosure within footnote (1) of the selected financial data in the following manner:

“Although not prescribed under GAAP, we believe the presentation of EBITDA, Adjusted EBITDA and Distributable Cash Flow (“DCF”) is relevant and useful because it helps our investors understand our operating performance, allows for easier comparison of our results with other master limited partnerships (“MLP”), and is a critical component in the determination of quarterly cash distributions. As a MLP, we are required to distribute 100% of available cash, as defined in its limited partnership agreement (“Available Cash”) and subject to cash reserves established by our general partner, to investors on a quarterly basis. We refer to Available Cash prior to the establishment of cash reserves as DCF. EBITDA, Adjusted EBITDA and DCF should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. While we believe that our methodology of calculating EBITDA, Adjusted EBITDA and DCF is generally consistent with the common practice of other MLPs, such metrics may not be consistent and, as such, may not be comparable to measures reported by other MLPs, who may use other adjustments related to their specific businesses. EBITDA, Adjusted EBITDA and DCF are supplemental financial measures used by the Partnership’s management and by external users of the Partnership’s financial statements such as investors, lenders under the Partnership’s credit facility, research analysts, rating agencies and others to assess:

•

Our operating performance as compared to other publicly traded partnerships and other companies in the upstream energy sector, without regard to financing methods, historical cost basis or capital structure;

•	Our ability to generate sufficient cash flows to support our distributions to unitholders;

•	Our ability to incur and service debt and fund capital expansion;

•	The viability of potential acquisitions and other capital expenditure projects; and

•	Our ability to comply with financial covenants in our Amended Credit Facility, which are calculated based upon Adjusted EBITDA.

DCF is determined by calculating EBITDA, adjusting it for non-cash, non-recurring and other items to achieve Adjusted EBITDA, and then deducting cash interest expense and maintenance capital expenditures. We define EBITDA as net income (loss) plus the following adjustments:

•	Interest expense;

•	Income tax expense; and

•	Depreciation, depletion and amortization.

We define Adjusted EBITDA as EBITDA plus the following adjustments:

•	Gross margin for Acquisitions;

•	Asset Impairments;

•	Acquisition and related costs;

•	Non-cash stock compensation;

•	(Gains) losses on asset disposal;

•	Cash proceeds received from monetization of derivative transactions;

•	Premiums paid on swaption derivative contracts; and

•	Other items.

Letter to Anne Nguyen Parker

August 27, 2013

We adjust DCF for non-cash, non-recurring and other items for the sole purpose of evaluating our cash distribution for the quarterly period, with EBITDA and Adjusted EBITDA adjusted in the same manner for consistency. We define DCF as Adjusted EBITDA less the following adjustments:

•	Cash interest expense; and

•	Maintenance capital expenditures.”

2.	You state that you calculate Adjusted EBITDA by adjusting net income for certain non-cash items recognized in your Statements of Operations. However, it appears that you are also adjusting net income for amounts that have cash implications, including gross margins generated by properties or businesses prior to your ownership; acquisition and related costs; Chevron transaction expense; cash impact of derivatives; and premiums paid on swaption contracts. Tell us your rationale for each of these adjustments and explain why you believe inclusion does not conflict with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. If you are able to demonstrate the propriety of these adjustments, you should modify your introductory language as necessary to be more comprehensive.

Response: The Registrant acknowledges the Staff’s comment. As mentioned in the response to comment (1) above, the Registrant is organized as a master limited partnership which is required to distribute 100% of is Available Cash on a quarterly basis to its investors. We refer to Available Cash prior to the establishment of cash reserves as DCF. The common practice for determination of DCF by MLPs, in the opinion of management of the Registrant, has been to calculate EBITDA, adjust it for non-cash, non-recurring and other items to achieve Adjusted EBITDA, and then deduct cash interest expense and maintenance capital expenditures. In general, MLP investors and analysts adjust for certain non-cash, non-recurring, and other items when evaluating EBITDA, Adjusted EBITDA and DCF so as to evaluate the enterprise’s reported DCF against expectations.

The Registrant respectfully submits that the exclusion of certain items in the Adjusted EBITDA calculation that have cash implications reflects more accurately the underlying performance of the Registrant’s assets, its operating performance and return on capital. It also describes more accurately the Registrant’s ability to generate cash sufficient to make distributions to unitholders, pay interest costs, support its indebtedness and finance its acquisitions and capital expenditures. The Registrant believes that the presentation of Adjusted EBITDA in this manner, which excludes the impact of these items that have cash implications, provides useful information to investors to evaluate the operations of its business.

With regard to addressing the adjustments noted in the Staff’s comment:

•

Gross margins generated by properties or businesses prior to your ownership – as described in sub-note (a) in footnote (1) to the Selected Historical Financial Data, these amounts relate to net cash proceeds received from the effective date through the closing date of acquired assets. Under GAAP, such amounts are characterized as purchase price adjustments and are reflected in the net purchase price paid for the acquired assets, rather than reflected as components of net income for the period. Generally, the Registrant issues limited partner units to finance a portion of the purchase price for these acquisitions, and these units are entitled to the quarterly cash distribution for the entire period if they

Letter to Anne Nguyen Parker

August 27, 2013

are issued and outstanding at the date of record. For example, if the Registrant announces it has signed a definitive purchase and sale agreement to acquire oil and gas properties on June 10, 20X3 with an effective date of April 1, 20X3, and closes on its acquisition of properties on July 31, 20X3, and issues limited partner units to finance the acquisition on June 11, 20X3, the Registrant will generally pay a cash distribution for the full quarterly period on the limited partner units for the second quarter 20X3 on August 14, 20X3 because such units were outstanding on the date of record on August 6, 20X3. Since the Registrant generally pays a full quarterly cash distribution on the units issued to acquire the assets, it evaluates DCF for the period inclusive of the cash flow received from the acquired assets from the effective date through the completion of the quarterly period, which includes gross margin the Registrant is entitled to receive from acquired assets for such period, which the Registrant refers to as “Gross Margin from Acquisitions”. The Gross Margin from Acquisitions included within DCF for the period is obtained from the seller’s historical accounting records for the acquired assets. If the effective date is prior to the first day of the quarterly cash period, the Registrant will only include the cash flow received from the beginning of the quarterly period.

•

Acquisition and related costs – costs incurred in connection with the pursuit and/or completion of an acquisition. Accounting treatment under GAAP for such costs changed in recent years, which now requires the expensing of such costs as incurred rather than capitalization. Generally, MLPs exclude such costs, if material for the period, in their determination of DCF on a quarterly basis due to the transaction-specific nature of these items, which may not occur from period to period. As such, the Registrant excluded these costs in the determination of its DCF.

•

Chevron transaction expense – as described in sub-note (d) in footnote (1) to the Selected Historical Financial Data, such amount was incurred in September 2012 with respect to a contractual matter that was entered into in the February 2011 acquisition by the Registrant of its initial oil and gas properties. In accordance with GAAP, since the amount was unknown at its one year anniversary of February 2012, purchase accounting for the acquisition could not be adjusted for such payment. As such, the amount was expensed when incurred as required under GAAP. The Registrant excluded this item in the determination of its DCF.

•

Cash impact of derivatives – as described in sub-note (e) in footnote (1) to the Selected Historical Financial Data, this amount was the net cash proceeds received related to the monetization of certain hedge contracts when the Registrant rebalanced its hedge portfolio (i.e., closed contracts in certain periods, and entered into new contracts for other periods). Under GAAP hedge accounting treatment, these amounts were not recognized within the Registrant’s statement of operations for the period presented, but will be recognized as income during the 2015 and 2016 production periods that the original derivatives were scheduled to be settled. The Registrant included the net cash proceeds received in its determination of its DCF for the period presented, and it will exclude the amount from its determination of DCF for the 2015 and 2016 periods.

Letter to Anne Nguyen Parker

August 27, 2013

•

Premiums paid on swaption contracts – in accordance with its senior secured revolving credit agreement, the Registrant can only hedge future forecasted production it owns. Generally, closing on a transaction to acquire oil and gas properties may take many weeks or months after the transaction is announced. Due to the Registrant’s desire to hedge such acquired volumes as soon as practical after announcement (and before closing) so as not to be subject to commodity price risk, it may enter into derivative transactions commonly known as swaptions. Swaptions are transactions which give the Registrant the option to enter into a swap derivative transaction (fixed commodity sale price for a future period) for a future production period (i.e., February 2015 production period) for a certain fixed period which will generally begin upon entering the contract and ending at a stipulated date which will generally cover a period if closing of the acquisition is delayed (i.e., option contract period of June 13, 2013 through September 13, 2013 for an acquisition expected to close on July 1, 2013 to hedge production volume for February 2015). In return for agreeing to the swaption contract, the Registrant will pay a premium to the counterparty of the contract. The premiums, which are paid upon entering into the swaption derivative contract, will be amortized and charged to expense over the option period. The Registrant only enters into such contracts as a means of hedging production volume of acquisitions it has announced but not yet closed. Such costs are acquisition related costs and are treated as such, as described above, for purposes of determining Adjusted EBITDA and DCF. However, for purpose of better disclosure, these amounts are separately disclosed in the reconciliation of non-GAAP measures.

The Registrant acknowledges that it understands the guidance within Item 10(e)(1)(ii)(B) of Regulation S-K regarding items identified as non-recurring, infrequent or unusual. However, the Registrant submits that it has adjusted its non-GAAP measure for the sole purpose of evaluating DCF for the period to determine its quarterly cash distribution. The Registrant adjusts Adjusted EBITDA in the same manner as DCF, so as to provide a relevant operating metric to investors and analysts. The Registrant proposes to adjust the introductory language to the reconciliation of non-GAAP measures in footnote (1) to the Selected Historical Financial Data in its response to comment (1), and this proposed language is inclusive of adjustments to add further clarity regarding the items noted by the Staff in this comment. In addition, the Registrant also proposes to adjust its language within the sub-notes to the non-GAAP reconciliation table in footnote (1) to the Selected Historical Financial Data noted below to provide further clarity regarding its treatment for each item:

a)

These amounts reflect net cash proceeds received from the effective date through the closing date of assets acquired, which we believe is critical in our evaluation of DCF and cash distributions for the period. Under GAAP, such amounts are characterized as purchase price adjustments and are reflected in the net purchase price paid for the acquired assets, rather than reflected as components of net income or loss for the period. Such amounts include gross margin generated for the month of April 2012 for our acquisition from Carrizo, gross margin for the majority of July 2012 for our acquisition from Titan, gross margin for the majority of the third quarter 2012 for our acquisition of the assets from Equal, and gross margin for the majority of the fourth quarter for our acquisition from DTE. We consummated the acquisition of the assets from Carrizo on April 30, 2012, upon which we received all of the net cash generated by the assets from January 1, 2012 through April 30,

Letter to Anne Nguyen Parker

August 27, 2013

2012 as an acquisition adjustment. We consummated the acquisition of the assets from Titan on July 25, 2012, upon which we received all of the net cash generated by the assets from July 1, 2012 through July 25, 2012 as an acquisition adjustment. We consummated the acquisition of the remainder of the Equal assets on September 24, 2012, upon which we received all of the net cash generated by the assets from July 1, 2012 through September 24, 2012 as an acquisition adjustment. We consummated the acquisition of the assets from DTE on December 20, 2012, upon which we received all of the net cash generated by the assets from October 1, 2012 through December 20, 2012 as an acquisition adjustment.

d)	Includes a working capital adjustment recognized in September 2012 related to certain amounts included within the contractual cash transaction adjustment associated with the acquisition of certain natural gas and oil properties, the partnership management business, and other assets from AEI, the former owner of Atlas Energy’s general partner, in February 2011. Under GAAP, purchase accounting for an acquisition can be adjusted for up to twelve months after consummation of the transaction – any adjustments after the twelve month window must be treated as income or expense in an enterprise’s statement of operations. We excluded this item from Adjusted EBITDA and DCF for the purpose of evaluating DCF for the period to determine our quarterly cash distribution.

e)	Includes $4.5 million of net cash proceeds received during the year ended December 31, 2012 related to the rebalancing of our hedge portfolio for production periods during 2015 and 2016. These amounts were not recognized within our statement of operations for the year ended December 31, 2012, but will be recognized as income during the 2015 and 2016 production periods the original derivatives were scheduled to be settled. We included this item in our determination of Adjusted EBITDA, DCF and cash distributions for the period presented, and will exclude the amount from our determination of such amounts for the 2015 and 2016 periods.

Furthermore, the Registrant proposes to add the following sub-note disclosure to footnote (1) to the Selected Historical Financial Data to provide further clarity to the reconciling item for Premiums Paid for Swaption Derivative Contracts:

f)	Swaption derivative contracts grant us the option to enter into a swap derivative transaction to hedge future production period sales prices for a stated option period, which generally have a duration of a few months and commences upon entering into the derivative contract, in return for an upfront premium. The amounts included within the reconciliation reflect the amortization of premiums we paid to enter into swaption derivative contracts for certain acquired volumes over the option period. Generally, we enter into swaption derivative contracts to hedge acquired volumes after the announcement of the signed definitive purchase and sale agreement to acquire the oil and gas properties, but before we close on the transaction, as our senior secured revolving credit agreement does not allow us to hedge production volume until we own such volumes. We exclude such costs in our determination of DCF, Adjusted EBITDA and cash distributions for the respective period as they are specific to the related transaction.

Letter to Anne Nguyen Parker

August 27, 2013

3.	We see that in computing your non-GAAP measure of Adjusted EBITDA you have added an estimate of gross margins that were generated by businesses or assets acquired during periods in advance of your ownership. We understand that you may have subsequently negotiated effective dates prior to the acquisition dates which give rise to these purchase price adjustments. However, it is not clear to us how including these amounts is consistent with presenting the non-GAAP measure as a historical measure of performance. By including gross margins attributable to periods prior to establishing control, it appears that you have presented a measure with a pro forma or forward-looking quality. Therefore, it appears you will need to either remove this adjustment from your computation or revise disclosure to clarify the nature as other than historical performance, also to clarify your reasons for presenting the measure, including a discussion of why you believe these adjustments are appropriately distinguished from other elements of your purchase consideration.

Response: The Registrant acknowledges the Staff’s comment. Adjusted EBITDA is a metric used by management to measure performance and is a reference point for determining the Registrant’s ability to pay distributions. In accordance with GAAP, the results of operations related to acquisitions are included in the financial statements from the acquisition dates. Therefore, the cash flows the Registrant is entitled to receive from the acquisitions’ effective date through closing date are not included in net income (loss), but are treated as purchase price adjustments and are included on the balance sheet during periods subsequent to the closing of the acquisition. The adjustments to Adjusted EBITDA made for these acquisition cash flows from the effective date through closing date represent actual cash flows the Registrant is entitled to receive with respect to the periods presented, and thus impact the Registrant’s ability to pay its quarterly cash distribution.

Cash flows for the period between the effective date and the closing date affect cash available for distribution and are not pro forma or forward-looking. Adjusted EBITDA is one of the measures used by investors to understand whether the Registrant is performing at a level necessary to sustain or increase distribution payments, and therefore, the Registrant believes including these cash flows is important. However, Adjusted EBITDA by itself is not a sufficient standalone metric to determine whether the Registrant has generated sufficient funds to pay its distributions. Adjusted EBITDA is reduced by cash interest expense related to debt service and maintenance capital expenditures to calculate the non-GAAP financial measure of DCF, which represents the aggregate amount of funds available to pay distributions.

The Registrant further respectfully advises the Staff that in the oil and gas industry, the effective date of a transaction is not a negotiated element in the property transaction process as much as it is a reference point for the division of revenues and expenses and is customarily set within the quarter preceding the anticipated closing of the transaction. The effective date is generally determined by the seller at the beginning of the acquisition evaluation process and typically is not reset during or subsequent to the negotiation process. The amount of the adjustment from the effective date to the date of closing, although estimable, is not fixed at the time of closing the transaction. As the effective date of an acquisition impacts the entitlement of economic benefits from the acquired properties, the related cash flows affect the Registrant’s ability to pay distributions to its unitholders.

Letter to Anne Nguyen Parker

August 27, 2013

4.	We note your measure of Adjusted EBITDA reflects positive adjustments for proceeds received in the course of rebalancing your hedge portfolio and for premiums paid for swaption derivative contracts. If you are able to demonstrate an appropriate rationale for these adjustments you will need to expand your disclosure to clarify whether you are eliminating activity that is reflected in your measure of net income or loss, or adding activity that is not reflected in net income or loss reported for the period under GAAP. It should also be clear why you believe the presentation of Adjusted EBITDA reflecting these adjustments is useful to investors.

Please clarify whether an objective of yours is to reflect cash settlements of derivatives in your non-GAAP measures. Tell us the extent to which your non-GAAP measures reflect settlement provisions that do not equate precisely with the cumulative gain or loss reported under GAAP since acquiring the derivative instruments and reclassified from other comprehensive income upon settlement. For example, if you previously acquired or modified such derivatives and incurred some costs or premium, this should be quantified; please clarify the extent to which your non-GAAP measures reflect recovery of such costs.

Response: The Registrant acknowledges the Staff’s comment, and notes that with regard to proceeds received in the course of rebalancing its hedge portfolio, it believes that it has addressed the inclusion of such amounts in its response to comments (1) and (2) on the previous pages and the adjustment to the disclosures for such amounts. With regard to the Staff’s request to clarify whether its objective was to reflect cash settlements of derivatives in its non-GAAP measures, the Registrant respectfully submits that its presentation of derivatives within EBITDA, Adjusted EBITDA and DCF adhere to the GAAP hedge accounting treatment, with the only exceptions being the swaption derivative contract premiums and the cash proceeds received in the course of rebalancing our hedge portfolio, both of which have been previously addressed.

Form 8-K Filed February 22, 2013

Exhibit 99.1

5.	We note that you present the non-GAAP measures of Adjusted EBITDA and Distributable Cash Flow in the press release included within this filing also posted on your website. Given that you identify net income or loss as the most directly comparable GAAP financial measure in presenting Adjusted EBITDA in your registration statement, please explain why you believe presenting a reconciliation based on gross margin, which appears to be a measure not disclosed in your financial statements, is not contrary to Rule 100(a)(1) of Regulation G.

With regard to your reverse reconciliation of Distributable Cash Flow to net income or loss, you should address the preceding comments on your presentation of Adjusted EBITDA to the extent that you have identified similar adjustments within your non-GAAP disclosures in this press release. Please expand, revise and conform similar disclosures of these non-GAAP financial measures.

Response: The Registrant acknowledges the Staff’s comment, and notes that its presentation of financial information in its quarterly earnings press release filed on Form 8-K is done so for the sole

Letter to Anne Nguyen Parker

August 27, 2013

purpose of providing investors and analysts with a line-by-line build-up of Adjusted EBITDA and DCF by margin and/or cost type, with all of the amounts easily derived from information provided from the Registrant’s statement of operations, which is also included within the press release. As a result of the build-up presentation format of its DCF, along with subtotals for gross margin and Adjusted EBITDA, the Registrant provides a single reconciliation of DCF to net income, which the Registrant believes to be the most directly comparable GAAP financial measure.

With regard to its presentation of Adjusted EBITDA, the Registrant believes that the most directly comparable GAAP financial measure is net income (loss). As such, the Registrant believes that the presentation of a reconciliation of Adjusted EBITDA to net income (loss) within its quarterly earnings release would not provide investors and analysts with any discernible benefit, as the vast majority of the reconciling items noted in such reconciliation would be identical to the items provided within the reconciliation of DCF to net income (loss) for the period. In addition, due to its build-up presentation format provided within the press release, the Registrant provides a reconciliation of Adjusted EBITDA to DCF for each period presented. As such, the Registrant respectfully submits that it believes its lack of presentation of a separate, but similar, reconciliation of Adjusted EBITDA to net income (loss) is not contrary to Rule 100(a)(1) of Regulation G. The Registrant also respectfully submits that it will adjust its Adjusted EBITDA and Distributable Cash Flow Summary in its quarterly earnings press release filed on Form 8-K in future filings in the following manner to provide additional clarity regarding the matters noted:

“(2) Although Adjusted EBITDA and Distributable Cash Flow (“DCF”) are non-generally accepted accounting principles (“GAAP”) financial measures under the rules of the Securities and Exchange Commission, we believe the presentation of such information is relevant and useful because it helps our investors understand our operating performance, allows for easier comparison of our results with other master limited partnerships (“MLP”), and is a critical component in the determination of quarterly cash distributions. As a MLP, we are required to distribute 100% of available cash to investors on a quarterly basis. Available cash prior to the establishment of cash reserves by our general partner is commonly known as DCF. DCF is determined by calculating EBITDA, adjusting it for non-cash, non-recurring and other items to achieve Adjusted EBITDA, and then deducting cash interest expense and maintenance capital expenditures. We define EBITDA as earnings before interest, taxes, depreciation, depletion and amortization. The Registrant adjusts DCF for non-cash, non-recurring and other items for the sole purpose of evaluating its cash distribution for the quarterly period, with EBITDA and Adjusted EBITDA adjusted in the same manner for consistency. Adjusted EBITDA and DCF should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. While we believe that our methodology of calculating Adjusted EBITDA and DCF is generally consistent with the common practice of other MLPs, such metrics may not be consistent and, as such, may not be comparable to measures reported by other MLPs. Adjusted EBITDA is also a financial measurement that, with certain negotiated adjustments, is

Letter to Anne Nguyen Parker

August 27, 2013

utilized within our credit facility covenant calculations. Adjusted EBITDA and DCF are not measures of performance calculated in accordance with GAAP. Our build-up presentation format includes a reconciliation of Adjusted EBITDA to DCF, along with a reconciliation of DCF to net income (loss), which we believe is the most directly comparable GAAP financial measure. A reconciliation of Adjusted EBITDA to net income (loss), which we believe is the most directly comparable GAAP financial measure, would include reconciling items which are a subset of the reconciliation information provided between DCF and net income (loss) and, as such, has not been provided.”

With respect to the Staff’s comment regarding the inclusion of gross margin in the quarterly earnings press release filed on Form 8-K, the Registrant agrees to remove the presentation of gross margin from the table for future filings of such quarterly earnings press releases. In addition, the Registrant notes that it will adjust its “reverse” reconciliation of DCF to net income or loss in future filings of such quarterly earnings press release to set forth the reconciliation with net income or loss at the top, and reconcile such amount to the non-GAAP measure of DCF, and include such reconciliation with more prominence within the filing, while providing its line-by-line buildup of Adjusted EBITDA and DCF as a supplemental disclosure. The Registrant has provided an example of this presentation format below for the Staff’s review.

Reconciliation of net loss to non-GAAP measures:
Net loss
Distributable cash flow not attributable to limited partners and the general partner prior to March 5, 2012 (the date of transfer of assets)
Gross Margin for Acquisitions
Cash interest expense on acquisition financing
Acquisition and related costs
Depreciation, depletion and amortization
Amortization of deferred finance costs
Non-cash stock compensation expense
Maintenance capital expenditures
Loss on asset sales and disposal
Adjustment to reflect cash impact of derivatives
Premiums paid on swaption derivative contracts associated with asset acquisitions
Distributable cash flow attributable to limited partners and the general partner

Supplemental Adjusted EBITDA and Distributable Cash Flow Summary:
Gas and oil production margin
Well construction and completion margin
Administration and oversight margin
Well services margin
Gathering
Gross Margin for Acquisitions
Cash general and administrative expenses
Other, net
Adjusted EBITDA
Cash interest expense
Cash interest expense on acquisition financing
Maintenance capital expenditures
Distributable Cash Flow
Distributable cash flow not attributable to limited partners and the general partner prior to March 5, 2012 (the date of transfer of assets)
Distributable Cash Flow attributable to limited partners

Distributions Paid
per limited partner unit

Excess (shortfall) of distributable cash flow

Letter to Anne Nguyen Parker

August 27, 2013

6.	Tell us how you determined that net income or loss rather than operating cash flows was most directly comparable to your non-GAAP measure of Distributable Cash Flow in preparing the disclosures required by Rule 100(a) of Regulation G.

Response: The Registrant acknowledges the Staff’s comment, and notes that before it determined that net income (loss) was the most directly comparable GAAP measure to DCF rather than operating cash flows, it considered many factors, including:

•

The most widely accepted measure of periodic operating performance by investors and analysts for most companies is net income (loss) and net income (loss) per share/unit. As such, for investors and analysts who also frequently review the performance of non-MLP enterprises, it would be more beneficial to reconcile the Registrant’s DCF, which is an important measure of periodic performance, to net income (loss) rather than operating cash flows.

•

Operating cash flows include changes in working capital for the period, which the Registrant believes causes significant variances between DCF and operating cash flow and creates additional reconciling items to understand for investors and analysts. In addition, the Registrant believes that the changes in working capital are not ideal indicators for investors’ and analysts’ understanding of an enterprises operating and financial performance during a period, although they are indicators for liquidity and capital structure.

Letter to Anne Nguyen Parker

August 27, 2013

Given these factors, the Registrant respectfully submits to the Staff that it believes that net income (loss), rather than operating cash flows, is the most directly comparable GAAP measure in preparing the disclosures required by Rule 100(a) of Regulation G.

7.	We note that your non-GAAP measure of Distributable Cash Flow reflects deductions from net income for maintenance capital expenditures. Please disclose how these measures have been computed and appropriately differentiated from the expansion capital expenditures that you also report. Please explain how the funds have been used, identify the projects involved, and describe the benefits realized as a result. Please include details sufficient to understand why this is a meaningful distinction, and the extent of correlation with changes in reserves and production.

Response: The Registrant notes that the term “maintenance capital expenditures” is a concept used by substantially all publicly traded partnerships to describe the level of capital expenditures required to maintain the entity’s operating assets, operating cash flow or operating capacity from period to period. Investors, analysts and others rely on measures of maintenance capital expenditures to determine if a publicly traded partnership is adequately providing for the “maintenance” of its business and, therefore, the stability of its distributions in the future. The Registrant believes its maintenance capital expenditure methodology enhances the sustainability of its distributions.

The Registrant does not incur specific capital expenditures expressly for the purpose of maintaining or increasing production margin. The Registrant’s calculation of maintenance capital expenditures is an estimate of the portion of total capital expenditures needed to maintain production margin, and accordingly these funds are not allocated to specific uses or projects. Estimates for maintenance capital expenditures in the current year, which are updated periodically, are the sum of the estimate calculated in the prior year plus estimates for the decline in production margin from wells connected during the current year and production acquired through acquisitions. The Registrant calculates maintenance capital expenditures by first multiplying its forecasted future full year production margin by its expected aggregate production decline of proved developed producing wells, and then calculates the estimated maintenance capital expenditures that will generate an estimated first year margin equivalent to the production margin decline.

The Registrant considers expansion capital expenditures to be any capital expenditure costs expended that are not maintenance capital expenditures for purposes of financial reporting. Generally, this will include expenditures to increase, rather than maintain, production margin in future periods, as well as land, gathering and processing, and other capital expenditures.

Letter to Anne Nguyen Parker

August 27, 2013

The Registrant respectfully submits that it will add a footnote to its Adjusted EBITDA and Distributable Cash Flow Summary in its quarterly earnings press release filed on Form 8-K in future filings in the following manner to provide additional clarity to its calculation of maintenance capital expenditures:

“(6) Oil and gas assets naturally decline in future periods and, as such, we recognize the estimated capitalized cost of stemming such decline in production margin for the purpose of stabilizing our DCF and cash distributions, which we refer to as maintenance capital expenditures. We calculate the estimate of maintenance capital expenditures by first multiplying our forecasted future full year production margin by our expected aggregate production decline of proved developed producing wells. Maintenance capital expenditures are then the estimated capitalized cost of wells that will generate an estimated first year margin equivalent to the production margin decline. We do not incur specific capital expenditures expressly for the purpose of maintaining or increasing production margin. Estimates for maintenance capital expenditures in the current year are the sum of the estimate calculated in the prior year plus estimates for the decline in production margin from wells connected during the current year and production acquired through acquisitions. We consider expansion capital expenditures to be any capital expenditure costs expended that are not maintenance capital expenditures – generally, this will include expenditures to increase, rather than maintain, production margin in future periods, as well as land, gathering and processing, and other capital expenditures.”

8.	Given that you present non-GAAP measures of Distributable Cash Flow, also disclose how the measures relate to and compare with your actual distributions, explain significant differences and provide a reconciliation between these two amounts for all periods presented.

Response: The Registrant acknowledges the Staff’s comment, and notes that within its Adjusted EBITDA and Distributable Cash Flow Summary in its quarterly earnings press release filed on Form 8-K, it has included DCF and total cash distributions paid for each quarterly and year to date period. The Registrant notes that it believes that MLP common practice, as well as that of their investors and analysts, is to characterize the excess DCF over cash distributions paid as distribution coverage. As mentioned previously, MLPs strive and expect to maintain their current cash distribution in future quarterly periods, and expect to only increase such cash distributions when future DCF amounts allow for it and can be sustained. MLPs paying cash distributions at levels that allow for distribution coverage provides some cushion for MLPs in the instance that unexpected events occur which may reduce DCF for the period, such as a decline in commodity prices, an increase in recurring costs, etc. The Registrant also respectfully submits that it will adjust its Adjusted EBITDA and Distributable Cash Flow Summary in its quarterly earnings press release filed on Form 8-K in future filings to include a subtotal titled “Excess (shortfall) of distributable cash flow” which will mark the difference between distributable cash flow and actual distributions for the historical periods.

Letter to Anne Nguyen Parker

August 27, 2013

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements

Note 10 – Certain Relationships and Related Party Transactions, page 110

9.	We note your response to prior comment six, including the proposed disclosure for the Form 10-Q for the quarter ended June 30, 2013. We understand that you will clarify that you maintain the right to retain a portion or all of the distributions to the limited partners of the Drilling Partnerships to cover their share of the plugging and abandonment costs. However, please also disclose whether it is your intent to limit distributions to the limited partners to retain such funds, or if not to clarify the circumstances under which you would recognize a liability for the limited partners’ share of the plugging and abandonment costs.

Response: The Registrant acknowledges the Staff’s comment, and proposes the following revised disclosure within Footnote 6 within its next quarterly filing in Item 1, “Financial Statements” to address the comment:

“The Partnership proportionately consolidates its ownership interest of the asset retirement obligations of its Drilling Partnerships. At June 30, 2013, the Drilling Partnerships had $58.4 million of aggregate asset retirement obligation liabilities recognized on their combined balance sheets allocable to the limited partners, exclusive of the Partnership’s proportional interest in such liabilities. Under the terms of the respective partnership agreements, the Partnership maintains the right to retain a portion or all of the distributions to the limited partners of its Drilling Partnerships to cover the limited partners’ share of the plugging and abandonment costs up to a specified amount per month. During both the three and six months ended June 30, 2013, the Partnership withheld approximately $40,000 of limited partner distributions related to the asset retirement obligations of certain Drilling Partnerships. No amounts were withheld during the three and six months ended June 30, 2012. The Partnership’s historical practice and continued intention is to retain distributions from the limited partners as the wells within each Drilling Partnership near the end of the useful life. On a partnership-by-partnership basis, the Partnership assesses its right to withhold amounts related to plugging and abandonment costs based on several factors including commodity prices, the natural decline in the production of the wells, and current and future costs. Generally, the Partnership’s intention is to retain distributions from the limited partners as the fair value of the future cash flows of the limited partners’ interest approaches the fair value of the future plugging and abandonment cost. Upon the Partnership’s decision to retain all future distributions to the limited partners of its Drilling Partnerships, the Partnership will assume the related asset retirement obligations of the limited partners.”

Letter to Anne Nguyen Parker

August 27, 2013

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 832-4130 or Lisa Washington, general counsel, at (215) 717-3387.

Sincerely,

/s/ Sean P. McGrath

Sean P. McGrath
Chief Financial Officer